Ur-Energy Signs Agreement with Titan Uranium, Drilling Commences

Denver, Colorado (Marketwire – August 29, 2007) Ur-Energy Inc (TSX:URE) (“Ur-Energy” or “the Company”) is pleased to announce the formally signed definitive Option Agreement on Titan Uranium Inc.’s (“Titan”) R-Seven and Rook I properties. These two project areas comprise of 75,698 hectares (187,053 acres) located in the western part of the Athabasca Basin. Ur-Energy can earn up to an undivided 51% working interest in the properties by financing C$9 million in exploration expenditures over a four-year period.

Titan has commenced drilling on the properties as part of a 2007 exploration program budget of C$2 million. The program includes ground geophysical surveying and approximately 5,000 meters of diamond drilling. The drill targets are strong basement electromagnetic conductors defined by airborne and ground geophysical surveys that were completed in 2005 through 2007. Limited historical drilling has reported graphitic basement rocks, structure and alteration in the sandstone plus anomalous levels of pathfinder elements. These features are typically observed in the vicinity of uranium mineralization. Geology and uranium mineralization associated with Cameco’s adjacent property trends on to the optioned R-Seven and Rook I properties.

Vice President of Canada Exploration Paul Pitman affirmed, “Ur-Energy is now involved in the two main basins of Canada with known uranium deposits – the Thelon and Athabasca Basins. Canada is known for its high-grade uranium mineralization which should bode well for the Company as we continue and expand our exploratory program. Ur-Energy looks forward to a strong working relationship with Titan and the forthcoming 2007 drilling results from the Athabasca Basin projects.”

Ur-Energy is a junior mining company completing mine planning, baseline studies and permitting activities to bring its Lost Creek Wyoming uranium deposit into production in 2009. The company is also engaged in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered corporate office in Ottawa, Canada and bases its headquarters in Littleton, Colorado. The company’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain forward-looking statements regarding capital and processing cost estimates, production rates, amounts, timetables and methods, mining methods, metallurgical recovery rates, government permitting timetables and strategic plans and are based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and other costs varying significantly from estimates, production rates, methods and amounts varying from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in development and other factors. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are made as of the date hereof and we assume no responsibility to update them or revise them to reflect new events or circumstances.